Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Stellar Biotechnologies, Inc.

File No. 000-54598

Dear Mr. Riedler:

In regards to the Staff letter dated May 14, 2012 in response to Stellar's Form 20-F/A Registration Statement Amendment #1, I acknowledge on behalf of Stellar that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  "Frank Oakes"

Frank Oakes

President and CEO